

October 14, 2010

Nicholas S. Schorsch, Chairman
American Realty Capital – Retail Centers of America, Inc.
405 Park Avenue
New York, NY 10022

> **Re:** **American Realty Capital – Retail Centers of America, Inc.**
> **Registration Statement on Form S-11**
> **Filed September 14, 2010**
> **File No. 333-169355**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how you and your subsidiaries' investment strategy will support this exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.

2. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions.

5.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Cover Page

6.   Information that is not required by Item 501 of Regulation S-K or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus. Please revise and limit the cover page to one page.

7.   Bullet points 5 and 9 appear to address similar risks. Please revise to combine the two bullet points or tell us how they are different.

8.   It is not clear how the sixth bullet point represents a risk. Please revise to clarify. Further, it appears that the noted bullet point is already addressed by the tenth bullet point.

9.   Please revise the eleventh bullet point to clarify that you may sell assets to pay distributions. Please make similar revisions to your disclosure on page 22.

Prospectus Summary, page 1

10.   We note that your summary is 23 pages long and currently repeats, verbatim, information that appears in the body of the prospectus. Please revise to limit this section to a

summarization of those aspects of the offering that are the most significant and eliminate repetitive disclosure. Please refer to note 4 to Rule 421 of Regulation C.

11. We note your disclosure on the prospectus cover page that you are offering your shares on a "reasonable best efforts" basis. Please revise your disclosure in this section to clarify how a "reasonable best efforts" offering differs from a best efforts offering. Also, clarify if you are using the term "reasonable" on the cover page to indicate that the amount being registered represents what you reasonably expect to offer and sell in the next two years. Please refer to Rule 415(a)(2) of Regulation C.

12. We note your disclosure that Mr. Schorsch has been active in the structuring and financial management of commercial real estate investments for over 25 years. Please revise your disclosure starting on page 65 to substantiate the noted disclosure.

What is American Realty Capital – Retail Centers of America, Inc.?, page 1

13. Please clarify what you mean by the term "de-malling."

14. Please tell us how the disclosure of the five prior programs represents key information that should be included here even though such information is already presented in your prior performance summary and the tables.

What are your exit strategies?, page 9

15. If you are unable to sell all the securities registered here, please clarify if the six years will be measured from the termination of any subsequent registration statement filed to carry forward unsold shares.

16. Please revise to clarify, if true, that you may continue in perpetuity if your shareholders do not approve your proposed liquidity transactions.

What are the fees that you will pay to the advisor …?, page 11

17. We note that you may pay 7% or 7.5% of gross proceeds to your dealer manager. Please revise your table to provide the estimated amount for each of the 7% fee and the 7.5% fee. In addition, please revise to clarify how a portion of the dealer manager fee will be reallowed. Please make similar revisions to your disclosure on page 79.

Are there any risks involved in an investment in your shares?, page 21

18. Please revise the tenth bullet point to clarify that you may use offering proceeds to pay distributions.

19. Please revise to combine the second and third bullet points or tell us how they represent different risks.

What types of reports on my investment and tax information will I receive?, page 23

20.   Please revise here or the appropriate section to discuss the information to be included in the distribution reports.

Risk Factors, page 24

21.   Please add a risk factor to explain that upon any internalization of your advisor, certain key employees may not remain but will instead remain employees of the sponsor or its affiliates. In addition, please add a risk factor addressing the impact on you if key personnel of your advisor are internalized by another American Realty entity.

22.   Please review your risk factors and revise to remove mitigating language. We note, for example only, your risk factor on page 28 relating to indemnification. Please revise your risk factors to discuss only the risk presented. You may discuss mitigating factors elsewhere in the prospectus.

We have no prior operating history…., page 24

23.   The first paragraph of the narrative has two sentences that encompass seven lines of text to discuss the fact that your advisor will rely on the service provider. To enhance readability, please revise to simply state that your advisor has contracted out its responsibilities to the service provider.

We rely on our advisor, and our advisor relies on the service provider…., page 27

24.   It is not clear now this subheading conveys an actual risk. Please revise to convey an actual risk instead of noting a fact.

Our advisor will face conflicts of interest…., page 28

25.   It is not clear why disclosure of the amounts raised and properties purchased is relevant to the risk you are attempting to convey. Please clarify or revise to remove such performance information.

You are bound by the majority vote on matters …, page 34

26.   This risk factor and the one immediately following it appear to address risks that affect companies across industries. As such, they appear broad and generic. Please revise to clarify how the risks are specific to you or revise to remove these risk factors.

Delays in acquisitions of properties…., page 40

27.   It is not clear how this presents a separate risk from the risk factor on page 26 with the subheading "we may suffer from delays…." Please revise to clarify or remove the duplicative risk factor.

Economic conditions may adversely affect…., page 42

28.   It appears this risk factor addresses the same risk as the first risk factor on page 43. Please revise to clarify how the two represent separate risks or revise to combine.

Distributions that we make to our stockholders will generally be taxable as ordinary income, page 53

29.   It is not clear how this represents a material risk to potential investors. Please revise to clarify.

Market Overview, page 60

30.   Please provide us with support for all quantitative and qualitative business and industry data used in this section. Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Management, page 63

31.   On page 3, we note that you have identified your sponsor as American Realty Capital IV, LLC. Elsewhere, you refer to the American Realty Capital group as sponsors of other programs. Please revise to clarify if both entities are your sponsors. Also, please identify your promoters as requested by Item 11(d) of Form S-11.

Executive Officers and Directors, page 65

32.   For each director, please provide all of the disclosure required by Item 401(e) of Regulation S-K. For example, for Mr. Schorsch, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director for you in light of your business and structure.

33.   Please clarify when Mr. Block discontinued working for American Financial Realty Trust.

Limited Liability and Indemnification of Directors …, page 71

34.   We note the disclosure here and the disclosure on page 73 that your advisor has "contractual responsibility" to you. Please revise to identify the parties that owe you fiduciary duties.

The Advisor, page 73

35.   Please revise to clarify here when your advisor was formed and the number of personnel it employs.

The Service Provider and its Affiliates, page 74

36.   Please revise to specifically identify and provide more details about the service provider.

The Services Agreement, page 75

37.   We note your disclosure on page 76 that your service provider lent your sponsor $1.5 million. Please disclose whether you have any obligations as a result of this loan. Please disclose whether this impacted the decision to hire the service provider. Additionally, please disclose whether this loan may impact your operations. Please add a risk factor as appropriate. Additionally, please add this disclosure to your discussion on page 78 regarding related party transactions.

38.   We note that your advisor was recently formed and that the service provider provides services that are the responsibility of your advisor. Please revise to discuss the business purpose of not entering into an agreement with the entity that will also provide advisory services. Also, revise to clarify your remedies in the event of a breach of the service agreement.

Dealer Manager, page 77

39.   For each officer, please ensure that you provide the timeframe associated with each business association disclosed. If an officer assumed a different position during their tenure with a particular entity, please provide this date as well. Please refer to Item 401 of Regulation S-K.

Management Compensation, page 79

40.   Please revise the description of your fees to clearly discuss the services associated with each fee. Please refer to Section 4.A of Industry Guide 5 for guidance.

41.   From your disclosure on pages 73 through 74 it appears that you will reimburse your advisor for personnel cost, including the salaries and benefits to be paid to your named executive officers. Please revise your disclosure here to clarify this. Please tell us what consideration you have given to providing the disclosure required by Item 402 of Regulation S-K regarding compensation of your named executive officers. Refer to Item 402(a)(2), which requires disclosure of compensation paid "by any person for all services rendered in all capacities to the registrant."

42.   On page 79, we note that your advisor will pay a substantial portion of their fees to the service provider. Please clarify if the compensation of the service provider is solely the obligation of your advisor and whether you will be required to reimburse your advisor for any payments made to the service provider. Alternatively, please clarify the portion of the service provider compensation that you would be responsible for.

43.   We note the disclosure of the oversight fee. Please clarify if your advisor would select a
       third party service provider that could charge fees greater than those disclosed in the table
       for property management and leasing services.

44.   Please revise to disclose the "other similar non-cash reserves" excluded from the
       calculation for "average invested assets."

45.   We note that you will not provide reimbursements for personnel cost for services where
       an acquisition fee or real estate commission is paid. Please revise to clarify if you will
       provide reimbursements for personnel cost for services where the other operational stage
       fees are paid. If so, please discuss the purpose of reimbursing for salaries when you are
       already paying fees to your advisor under the advisory agreement for such services.

46.   Please disclose the limitations applicable to the financing coordination fee. Also, please
       tell us why you are not able to estimate the maximum amount payable for this fee based
       on your maximum leverage policies.

47.   We note your disclosure regarding the subordinated participation in net sale proceeds and
       the subordinated incentive listing distribution indicates that you will pay your advisor
       "15% of remaining net sale proceeds after return of capital contributions plus payment to
       investors of a 7% cumulative, pre tax, non-compounded return on the capital contributed
       by investors." We note that in section 8.7 of your Form of Articles of Amendment and
       Restatement, you may pay this amount provided stockholders have received "an amount
       equal to one hundred percent (100%) of the Invested Capital, plus an amount equal to six
       percent (6%) of the Invested Capital per annum cumulative." Please revise your
       disclosure, as appropriate, to address this discrepancy. Additionally, please clarify if this
       limit also applies to the subordinated distribution upon termination.

Conflicts of Interest, page 88

48.   Please disclose whether any of the other entities referenced in the second paragraph of
       this section have similar investment objectives to you.

Receipt of Fees and Other Compensation…., page 91

49.   You disclose that fees associated with the sale of properties will only be paid after
       shareholders receive a return of capital and a certain level of returns. Please clarify if the
       noted condition applies to sales commissions.

50.   You state that your advisor and its affiliates may have conflicts for certain actions
       because fees will be payable regardless of the quality of properties. Please revise to
       specifically disclose the fees that create the noted conflicts and clarify that the advisor
       and its affiliates "will" have conflicts due to how the fees are structured.

Certain Conflict Resolution Procedures, page 91

51.   We note that you will not acquire a property from a related party for an amount that exceeds the appraised value. Please revise to clarify whether the appraisal will be acquired from an independent source.

52.   Please revise to clarify if your advisor and its affiliates will be able to receive fees from the sale and purchase side of related party transactions approved by your board.

Investment Strategy, Objectives and Policies, page 95

53.   Please limit the use of disclosure that is repeated from the disclosure in your "market overview" section.

Competition, page 109

54.   We note your disclosure that you have a competitive advantage over most of your competitors due to your organizational structure. Please explain why you believe this provides an advantage and discusse the differences in structure between you and your competitors, including other REITs.

Prior Performance Summary, page 115

55.   We note that you have included disclosure of programs managed by Messrs. Schorsch and Kahane. Please clarify if they sponsored such programs.

56.   We note that you have provided segregated disclosure for each program. Please refer to the guidance provided by Item 8.A.1 of Industry Guide 5 and revise to provide such disclosure.

57.   Please provide a discussion of any major adverse business developments or conditions experienced by any prior program. Please refer to Item 8.A.2 of Industry Guide 5 for guidance.

58.   Please provide the disclosure requested by Item 8.A.3 of Industry Guide 5.

59.   Please provide the disclosure requested by Item 8.A.4 of Industry Guide 5.

60.   Please tell us the operational differences between the note programs and your proposed operations and why they constitute programs that should be disclosed in this section.

61.   Please tell us whether American Realty Capital, LLC raised capital from passive investors.

American Financial Realty Trust, page 118

62.   Please provide support for your statement: "Three years following its initial public offering, AFRT was an industry leader." Clearly mark the specific language in the supporting materials that supports this statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Material U.S. Federal Income Tax Considerations, page 119

63.   We note that the Health Care and Education Reconciliation Act of 2010 was signed into law recently. It appears that this may impact your investors. Please revise to disclose the impact of this Act or tell us why you believe such impact is not material.

Distribution Policy and Distributions, page 146

64.   Please revise to disclose the potential impact on distributions resulting from redemption payments and fees and expenses payable to your advisor.

65.   We note your disclosure on page 52 that you may pay dividends using common stock. Please revise your disclosure in this section to address this.

Share Repurchase Program, page 154

66.   We note your disclosure that "[o]nly those stockholders who purchase their shares from [you] or received their shares from [you] (directly or indirectly) through one or more non-cash transactions may be able to participate in the share redemption program." Please add a risk factor to address the risk this poses to shareholders that may seek to transfer their shares. For example, please address the impact that this restriction may have on the value of a stockholder's shares.

67.   We note your disclosure on page 18 that you will provide 30 days' notice prior to amending, suspending or terminating the program. Please revise to provide this disclosure here.

68.   Please disclose the circumstances, other than the 5% limitation and reinvestment funding requirement, under which you would reject a request for repurchase.

Financial Statements

Notes to Financial Statements

Note 1 – Organization and Proposed Business Operations, Page F-6

69.   We note your disclosure that the advisor has retained Lincoln Retail REIT Services, LLC ("Lincoln") to provide real estate-related services. Please revise your footnote to clarify if Lincoln is a related party or a third party.

Prior Performance Tables

70.   We note that you have included disclosure for American Realty Capital Trust in your
        tables even though the offering has not closed. Please refer to instruction 1 to Tables I,
        II, and III and tell us your basis for such inclusion.

71.   In connection with the preceding comment, please refer to instruction 3 to Tables I, II,
        and III and tell us why you have not provide prior performance disclosure for all prior
        programs, regardless of investment objective.

Table I

72.   Please note that the percentages should be based off the amount raised. Please refer to
        Table I in Appendix II of Industry Guide 5 and revise your disclosure accordingly.

Part II, page II-1

Exhibits

73.   Please file all required exhibits as promptly as possible. If you are not in a position to file
        your legal and tax opinions with the next amendment, please provide a draft copy for us
        to review.

74.   Please tell us why you are filing the "Form of" various agreements. Explain why you are
        not able to file final, executed agreements prior to effectiveness of the registration
        statement.

75.   We note that you filed an unexecuted version of your articles of amendment and
        restatement as exhibit 3.1. Please note that the final executed version of this document
        must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202)551-3439 or Kevin Woody, Accounting Branch Chief at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)5 51-3585 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney – Advisor

cc: Peter M. Fass, Esq. (*via facsimile*)